Exhibit 12.1

Tulsa	918-557-4500

Oklahoma City		jnationlaw@gmail.com

Stillwater	NATION LAW FIRM LLC

August 2, 2022

To the Board of Directors:

We are acting as Oklahoma counsel to Pureverde Inc. ( the “Company”). The Company is offering up to 33,333,333 shares of Class C Common Stock at a price of $1.50 per share plus 3,333,333 Bonus Shares as defined in the company’s statement as defined in Form 1-A.

In connection with the opinion contained herein, we have examined the offering statement, as well as pre-qualification amendments, the certificate of incorporation as amended and by-laws, the resolution of the Company’s board of directors an stockholders, as well as other documents necessary to render an opinion. In our examination we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as certified photostatic copies and authenticity of original copies.

Based upon the foregoing, we are of the opinion that the Shares of Common Stock being sold pursuant to the offering statement are duly authored and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth, accuracy, or completeness, of the offering statement or any portion thereof.

We further consent to use of this opinion as an exhibit in the offering statement.

Professionally,

Jonathan P. Nation

Attorney at Law

www.piassistance.com	P.O. Box 890070, Oklahoma City, OK 73189	Jim@piassistance.com
Offices in Tulsa and Oklahoma City